Exhibit 99.1

KITOV PHARMA LIMITED

2019 Annual General Meeting

of Shareholders

December 23, 2019

Proxy Statement

Proxy Statement

Notice is hereby given that the 2019 Annual General Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Kitov Pharma Limited (“Kitov” or the “Company”) will be held at our executive offices at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel (the “Company Offices”) on Monday, December 23, 2019, at 4:30 p.m. local time.

Record Date; Shareholders Entitled to Vote; Admission

Only shareholders of record at the close of business in New York on Monday, November 18, 2019 (hereinafter: the “Record Date”) will be entitled to vote at the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, with no par value, shall entitle its holder to one vote on each matter properly submitted at the Meeting. Each American Depositary Share (“ADS”) representing one (1) such ordinary share shall entitle the holder of the ADS to one (1) vote on each matter properly submitted at the Annual Meeting. As of November 18, 2019, we had 19,560,529 ordinary shares outstanding eligible to vote at shareholders’ meetings.

A shareholder, whose shares are registered with a Tel Aviv Stock Exchange (“TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Proxy Statement and Voting Slip, and to any Position Statements posted on the Israel Securities Authority (“ISA”) website, unless the shareholder gave notice that he or she is not so interested; provided, that the notice was given with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting in accordance with the Companies’ Regulations (Proof of Ownership of a Share for the Purpose of Voting at the General Meeting), 5760-2000. Such shareholder shall provide us with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of ISA up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Attendance in person at the Annual Meeting will be limited to shareholders, their legal proxy holders or their authorized persons only. To gain admission to the Annual Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the Record Date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit, in addition to proof of share ownership as of the Record Date, a document of appointment, in accordance with our amended and restated articles of association.

Voting Instruments

Whether or not you plan to attend the Meeting, it is important that your shares be represented. In accordance with Section 182(b) of the Companies Law, 5759-1999 (hereinafter: the “Companies Law”), anyone holding ordinary shares of the Company at the end of the trading day on the Record Date shall be entitled to participate in the Meeting and to vote in person or by proxy, by appointing a proxy to vote (hereinafter: the “Proxy Letter”) which shall be in writing and signed by the appointing party or their authorized attorney, and if the appointing party is a corporation the appointment shall be in writing signed by authorized corporate signatories together with the company stamp, or by authorized attorney. The Proxy Letter, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting at which the person noted in the Proxy Letter intends to vote. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the Proxy Letters at the commencement of the Meeting, subject to the presentation of proof of share ownership. A Proxy Letter held by a participant at the Meeting which is dated more than 12 months from the signature date shall be considered invalid.

This Proxy Statement also serves as a Notice to the Shareholders of a General Meeting at a Public Company pursuant to Regulation 4 of the Companies Regulations (Notice and Announcement of General Meeting and Class Meeting in Public Company and the Addition of a Matter to the Agenda), 5760-2000 (the “Notice Regulations”), as well as a Voting Slip pursuant to the Companies Regulations (Voting Slip and Position Statements), 5766-2005 (the “Voting Slip Regulations”). With respect to certain matters on the agenda of the Meeting, a shareholder holding our ordinary shares may also vote via the Voting Slip included at the end of this Proxy Statement. The sites where one can find the form of the Voting Slip and Position Statements (if any), as per their meanings under Sections 87 and 88 of the Companies Law and under the Voting Slip Regulations, are as follows: on the distribution site of ISA, at www.magna.isa.gov.il (hereinafter: “Distribution Site”), and on the website of the TASE for listed company reports, at www.maya.tase.co.il (hereinafter: the “TASE Website”). A shareholder may contact us directly and receive the form of the Voting Slip and Position Statements (if any), or at such shareholder’s consent, links to the text of the Voting Slip at the Distribution Site. A shareholder whose securities are registered with a TASE stock exchange member is entitled to receive certification of ownership from such member such that the holder can vote at the Meeting and send a timely Voting Slip as required. Voting by Voting Slip shall be by checking the applicable boxes on the Voting Slip included at the end of this Proxy Statement, as published on the Distribution Site. All Voting Slips (together with proofs of ordinary share ownership, and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above, such that the Voting Slip arrives no later 4 hours prior to the designated time of the Meeting, namely by no later than Monday, December 23, 2019, 12:30 p.m. Israel Time.

A shareholder not registered in our share register, namely a shareholder pursuant to Section 177(1) of the Israeli Companies Law (namely – one to whose credit a share of the Company is recorded at a TASE member, and such share is included in the Company’s share register under the name of our Registration Company), may also vote via Electronic Voting Slip which will be delivered to us via the Electronic Voting System being operated pursuant to Section B of Chapter G’2 of the Securities Law, 5728-1968 (the “Securities Law”). Voting via Electronic Voting Slips will be allowed until six (6) hours prior to the Meeting commencement, namely by no later than Monday, December 23, 2019, 10:30 a.m. Israel Time.

ADS holders should return their BNY Mellon form of Voting Instruction Form for holders of our ADSs by no later than the date and time set forth on such Voting Instruction Form.

Forms of each of the Voting Slip and the BNY Mellon Voting Instruction Form for holders of the Company’s ADSs will also be furnished to the Securities and Exchange Commission (the “SEC” or the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Each of these will also be filed with ISA and TASE and will be available on their respective websites for listed company reports at: www.magna.isa.gov.il and www.maya.tase.co.il.

Quorum, Required Vote and Voting Procedures

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The NASDAQ Listing Rules (the “NASDAQ Rules”), provided that we disclose those NASDAQ Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “foreign private issuer exemption”). We currently rely on this foreign private issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, and pursuant to our amended and restated articles of association, the quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by Proxy Letter, by Voting Slip (paper or electronic) or otherwise represented at the Meeting by their authorized persons (hereinafter, “Valid Meeting Participants”), and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company (the “Legal Quorum Threshold”), (instead of 33 1/3% of the issued share capital provided under the NASDAQ Rules). Abstentions and “broker non-votes”, as well as any abstentions by ADS holders with respect to our ordinary shares held by the Depositary, are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place, i.e. on Monday, December 30, 2019 at 4:30 p.m. (Israel Time) at the Company Offices, (each such adjourned meeting referred to hereinafter as an “Adjourned Meeting”). Should such Legal Quorum Threshold not be present one half hour after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum.

The affirmative vote of the holders of a majority of the Company’s ordinary shares, participating and voting at the Meeting as Valid Meeting Participants, is required to adopt each of the proposals to be presented at the Meeting.

Under the terms of the Depositary Agreement among the Company, BNY Mellon (which acts as the Depositary) and the holders of our ADSs, upon the written request of an owner of ADSs, as of the date of the request or, if a record date was specified by the Depositary, as of that record date, received by the Depositary on or before any instruction cutoff date established by the Depositary in its notices to ADS holders, the Depositary shall, endeavor, in so far as practicable, to vote or cause to be voted the number of deposited ordinary shares represented by those ADSs in accordance with the instructions set forth in that request. We have instructed the Depositary to disseminate a Notice of the Meeting, and have given the Depositary notice of the Meeting, details concerning the matters to be voted upon and copies of materials to be made available to holders of ordinary shares in connection with the Meeting not less than 30 days prior to the Meeting date. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited ordinary shares other than (a) in accordance with instructions given by owners and received by the Depositary; or, (b) as provided in the following sentences. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and a number of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon Voting Instruction Form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to that matter and the number of ordinary shares of the Company represented by that number of ADSs, and the Depositary shall give a discretionary proxy to a person designated by us to vote that number of ordinary shares of the Company as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the Depositary (and we agree to provide such information as promptly as practicable in writing, if applicable) that (x) we do not wish a proxy given, (y) substantial shareholder opposition exists, or (z) the matter materially and adversely affects the rights of holders of shares.

All ordinary shares represented by properly executed Proxy Letters, Voting Slips, or Electronic Voting Slip instructions, which are received prior to the applicable deadline with respect to such voting instrument, and not revoked prior to, or at, the Meeting in accordance with the procedures described in the Proxy Statement or under applicable law as applicable with respect to such voting instrument, will be voted as specified in the instructions indicated in such voting instruments. Subject to applicable law and the NASDAQ Rules, in the absence of such instructions, the ordinary shares represented by properly executed and received voting instruments will be voted “FOR” all of the proposed resolutions to be presented at the Meeting.

We are currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies and present at the Meeting shall vote according to their own judgment on those matters.

Shareholder Proposals

Under Israeli law, one or more shareholders holding, in the aggregate, 1% or more of the voting rights of the Company (hereinafter, “Proposing Shareholder(s)”) may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to our Board of Directors (the “Board of Directors”) for consideration by the Board of Directors) by submitting such proposal within seven days of publication of our notice with respect to a general meeting of our shareholders (a “Meeting Agenda Addition”). Accordingly, any Proposing Shareholder(s) may request to include a Meeting Agenda Addition proposal on the agenda of this Meeting by submitting such proposal in writing to us no later than 4:30 p.m. Israel time on Wednesday, November 20, 2019, at the Company Offices, Attn: Gil Efron, Deputy CEO & CFO.

Under Article 62 of our amended and restated articles of association, a shareholder (including two or more shareholders that are acting in concert, also referred to as “Proposing Shareholder(s)”) holding, in the aggregate, at least one percent of the voting rights in the Company may request, subject to the Companies Law, that our Board of Directors include a proposal on the agenda of a general meeting to be held in the future, provided that the Company Secretary has been given timely notice by the Proposing Shareholder(s) of such request in writing (a “Proposal Request”), and the Proposal Request complies with all the requirements set forth in our amended and restated articles of association, and any applicable law and stock exchange rules, in Israel or abroad. To be considered timely, a Proposal Request, in respect of any general meeting, must be delivered, either in person or by certified mail, postage prepaid, and received at the Company Offices no later than fourteen (14) days after the date of first publication by us of our annual consolidated financial statements, preceding the annual general meeting at which the shareholders are to receive the consolidated financial statements for such year. The Company has not received any such Proposal Request during 2019.

If a Meeting Agenda Addition or Proposal Request is to nominate a candidate for election to our Board of Directors, the Proposing Shareholder(s) must provide (a) a declaration signed by the nominee and any other information required under the Companies Law, (b) all of the information set forth under Regulation 26(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the “Israeli Reporting Regulations”), (c) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the Commission, to the extent applicable, (d) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory unaffiliated director of a company such as the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (e) details of all relationships and understandings between the Proposing Shareholder(s) and the nominee.

Position Statements

Under Israeli law, shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written Position Statement (“Position Statement”) to the Company Offices, Attn: Gil Efron, Deputy CEO and CFO. Any Position Statements so submitted must comply with the requirements set forth under the Companies Law and any applicable regulations, including the Voting Slip Regulations. We will furnish to the Commission on Form 6-K any legally compliant Position Statements received by us, and they will be made available to the public on the Commission’s website at www.sec.gov, and in addition on the Distribution Site and on the TASE Website. Position Statements should be submitted to us by no later than 1:30 p.m. Israel time on Friday, December 13, 2019.

Updates to Meeting Agenda

In accordance with, and subject to the provisions of the Companies Law and any regulations enacted thereunder, we may, after the date of publication of this Proxy Statement, make changes to the agenda topics (including adding a topic), and Position Statements regarding matters on the agenda of the Meeting may be published. As such changes are made and/or Position Statements are published, it will be possible to review them in our reports on the Commission’s website at www.sec.gov, as well on the Distribution Site and on the TASE Website. We will publicize a revised Proxy Statement as needed in order to reflect any changes in matters on the agenda of the Meeting, by no later than the dates specified in Section 5b in the Notice Regulations. We will furnish to the Commission on Form 6-K any such revised Proxy Statement, and it will be published on the Commission’s website at www.sec.gov, as well as on the Distribution Site and on the TASE Website.

Compensation of Office Holders

For so long as we qualify as a foreign private issuer, we are not required to comply with the U.S. proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, in accordance with the Notice Regulations governing the disclosure requirements for the proxy statements of annual general meetings of shareholders at such Israeli public companies which do not file reports with ISA and TASE pursuant to the Israeli Reporting Regulations, we are required to disclose in the proxy statement with respect to our annual general meeting of shareholders, the Terms of Office and Employment (as defined in the Companies Law) actually received by our five most highly compensated Office Holders (as defined in the Companies Law), or to include a reference therein to other previously furnished public disclosure. The disclosure is to be made with respect to the year of the financial statements being presented at such annual general meeting, and as recorded in the Company’s financial statements for such year. This disclosure must be on an individual basis, broken out by components, rather than only on an aggregate basis for all Office Holders, as generally permitted for foreign private issuer public companies. This disclosure, however, may not be as extensive as that required of a U.S. domestic issuer.

In our Annual Report on Form 20-F for the year 2018 which was filed with the Securities and Exchange Commission on March 26, 2019, under “Item 6.B. Compensation”, we disclosed the breakdown of the annual compensation received by each of our five most highly compensated Office Holders (as defined in the Companies Law) for the year ended December 31, 2018, broken out by component and on an individual basis, as recorded in our financial statements for such year.

Solicitation of Proxies

We currently rely on a foreign private issuer exemption with respect to the U.S. proxy solicitation requirements for meetings of our shareholders. As permitted under the Companies Law, and the Notice Regulations which were enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting, a proxy statement or a voting slip. We prepare notices of general meetings of our shareholders, as well as the accompanying proxy statements, voting slips and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable laws, rules and regulations and disclosure requirements in the State of Israel, as such are applicable to a company whose shares are traded on both the TASE and the NASDAQ, and which reports to the SEC as a foreign private issuer and to ISA and the TASE in accordance with the provisions of Chapter E’3 of the Securities Law and the Securities Regulations (Periodic and Immediate Reports of a Foreign Body Corporate) 5761-2000, promulgated thereunder (collectively, the “Dual-Listed Reporting Requirements”). Our Proxy Materials may not necessarily be mailed to our beneficial shareholders in Israel, nor to our beneficial ADS holders in the U.S. We will furnish to the SEC on Form 6-K the forms of our Proxy Materials, and they will be made available to the public on the SEC’s website at www.sec.gov. We will also submit the Proxy Materials to ISA and TASE and they will be made available to the public on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il. We will also include the Proxy Materials on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings, to the extent required under the Companies Law and Notice Regulations governing publication of notices of general meetings of our shareholders and the distribution of the Proxy Materials.

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon Voting Instruction Form and any additional information furnished to beneficial ordinary shareholders or beneficial holders of ADSs. The Notice of Annual General Meeting of the Shareholders, the Proxy Statement, and the Voting Slip will not be mailed to beneficial ordinary shareholders in Israel. We may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. In addition to solicitation by mail, certain of our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact. None of the contents of our website, or the information that can be accessed through our website, form part of the proxy solicitation materials.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission are available to the public on the Commission’s website at www.sec.gov.

In addition, since our ordinary shares are traded on the TASE, we also presently report to ISA and the TASE in accordance with the Dual-Listed Reporting Requirements. Pursuant to the Dual-Listed Reporting Requirements, we prepare our periodic and immediate reports in accordance with U.S. securities laws and reporting requirements. Our major shareholders are required to make applicable ownership disclosures in accordance with U.S. securities laws and reporting requirements. We generally initially file or furnish our reports, as applicable, to the SEC. We then submit copies of the SEC filings and submissions to ISA and TASE, including any SEC filings made by our major shareholders with respect to their holdings in the Company, in accordance with the Dual-Listed Reporting Requirements. Such copies can be retrieved electronically through the Distribution Site (www.magna.isa.gov.il) and the TASE Website (www.maya.tase.co.il).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic United States companies, or non-U.S. companies which are otherwise treated as domestic issuers, whose securities are registered under the Exchange Act.

We maintain a corporate website at www.kitovpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of our Proxy Materials. We have included our website address in this Proxy Statement solely as an inactive textual reference. We will post on our website any Proxy Materials required to be posted on such website under applicable corporate or securities laws and regulations.

This Proxy Statement and accompanying Voting Slip, as well as the Notice of Annual General Meeting of Shareholders, have been prepared in accordance with applicable disclosure requirements in the State of Israel, as such are applicable to a Company which is a foreign private issuer and whose securities are traded on both the TASE and the NASDAQ, and which reports in Israel in accordance with the Dual-Listed Reporting Requirements. The circulation of this Proxy Statement, the accompanying Voting Slip, and/or our Notice of Annual General Meeting of Shareholders, and neither the forms nor the contents thereof, nor the language set forth therein each of such documents, should be taken as an admission that we are subject to the proxy rules under the Exchange Act, nor as an admission that in doing so we are not availing, nor that we may not avail, ourselves of any, or all of, the exemptions set forth under Regulation 3 of the Companies Regulations (Relief Regulations for Companies Whose Securities are Listed for Trading on an Exchange Outside of Israel), 5760-2000. Furthermore, nothing in the form or content of, and/or the language in, the Proxy Statement should be taken as an admission by us with respect to that which is stated under Regulation 5 of the Notice Regulations concerning the applicability (or lack thereof) of instructions under relevant non-Israeli law as to the content our Proxy Statement, the accompanying Voting Slip, and/or our Notice of Annual General Meeting of Shareholders, insofar as such may apply to certain matters on the agenda of the Meeting.

Company Representative for Matters in connection with this Proxy Statement

Our representative for matters in connection with this Proxy Statement is Mr. Gil Efron, Deputy CEO and CFO, at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel, Telephone: +972-3-9333121; email: ir@kitovpharma.com; or fax: +972-153-39311321.

Proposal 1:

REVIEW OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE
YEAR ENDED DECEMBER 31, 2018.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on our Consolidated Statement of Financial Position as of December 31, 2018 and the Consolidated Statements of Operations, Changes in Equity (Deficit) and Cash Flows for the year then ended. We published our audited financial statements for the fiscal year ended December 31, 2018 as part of our Annual Report on Form 20-F which was filed with the Securities and Exchange Commission on March 26, 2019 (as amended by the Form 20-F/A filed on April 3, 2019), and is available at their website, www.sec.gov, on our corporate website, http://kitovpharma.investorroom.com/, as well as on the Distribution Site and on the TASE Website.

We will hold a discussion with respect to the Annual Report and financial statements at the Meeting.

This agenda item will not involve a vote by the shareholders.

Proposal 2:

To review the compensation paid by the Company during 2018 to Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, the independent public accountants of the Company

Under the Companies Law and our amended and restated articles of association, our shareholders are authorized to appoint the Company’s independent auditor. Under the Companies Law and our amended and restated articles of association, our shareholders may appoint our independent auditor to hold office for a longer period of time than one year, but that will not extend beyond the end of the third annual meeting following that at which the auditor was so appointed. At our 2017 Annual General Meeting of the Shareholders, our shareholders appointed Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public auditor of the Company for such longer period of time not to extend beyond the 2020 Annual General Meeting.

Under the Companies Law and our amended and restated articles of association, our Board of Directors is authorized to determine our independent auditor’s remuneration. In addition, the NASDAQ Rules require that our Audit Committee approve the re-appointment and remuneration of our independent auditor. In our amended and restated articles of association, a provision has been included such that for so long as the securities of the Company are listed for trading on an exchange in the United States of America, such authority of the Board of Directors to set the remuneration of our independent auditor for audit activity and/or for additional services to us not being audit-related, will be deemed to have been delegated by our Board of Directors to the Audit Committee of our Board of Directors.

Under the Companies Law, our Board of Directors is required to report to our Annual General Meeting the compensation paid to our independent auditor with respect to the year of the financial reports being presented to the shareholders at such Annual General Meeting. The following table sets forth the approximate total compensation that was paid by the Company and its subsidiary to our independent auditors Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, for 2018:

(in thousands of U.S. dollars)
2018
Audit fees(1)	70
Tax(2)	18
Total	88

(1)	“Audit fees” include fees for services performed in connection with the Company’s annual audit, certain procedures regarding the Company’s interim financial results, fees related to our public offerings and registration statements, and consultation concerning financial accounting and reporting standards.

(2)	These fees relate to services provided regarding tax compliance and review of tax returns.

100% of the audit related services, tax and other fees described in the table above were approved by our Audit Committee in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2013, and prior to becoming a public company, they were the auditors of our now dissolved, wholly owned, subsidiary, Kitov Pharmaceuticals Ltd., since 2010. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

This agenda item will not involve a vote by the shareholders.

Proposal 3:

APPOINTMENT of Directors

Our Board of Directors presently consists of nine directors, a majority of whom are classified as independent directors, as set forth below.

Name	Age	Position

First Class of Directors Serving until 2019 Annual General Meeting

Eric Rowinsky, M.D.	62	Independent Director and Chairman of the Board of Directors

Gil Ben-Menachem, Ph.D., MBA(4)	52	Vice President of Business Development and Director

Arye Weber (2)(3)	71	Independent Director

Second Class of Directors Serving until 2020 Annual General Meeting

Ido Agmon, MBA (2)(4)	42	Independent Director

Steven Steinberg (1)(2)	58	Independent Director

Ran Tzror, CPA, MBA (1)(3)	38	Independent Director

Third Class of Directors Serving until 2021 Annual General Meeting

Isaac Israel	41	Chief Executive Officer and Director

Simcha Rock, CPA, MBA (3)	69	Director

Revital Stern-Raff, CPA, MBA(1)(3)	45	Independent Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Member of our investments committee

(4)	Member of our science and technology committee

Under our amended and restated articles of association, the number of directors on our Board of Directors will be no less than four and no more than nine (including any external directors, to the extent that we may be required to appoint external directors in accordance with the Companies Law and any regulations enacted thereunder) (“Maximum Number”). The majority of the members of the Board of Directors shall be residents of Israel, unless our center of management shall have been transferred to another country in accordance with a resolution of our Board of Directors by a majority of three quarters (75%) of the participating director votes. The number of directors may be changed, at any time and from time to time, by our shareholders with a majority of (a) 75% of the voting rights participating and voting on the matter in the applicable general meeting of our shareholders and (b) more than 47.9% of all of the voting rights in the Company as of the record date established for the applicable general meeting of our shareholders (“Special Majority”).

Our directors shall generally be nominated by our Board of Directors, and then appointed at our general meeting of shareholders with a regular majority. As a foreign private issuer, we are permitted to follow Israeli corporate governance practices with respect to director appointments, instead of NASDAQ Listing Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. Our directors are not selected, nor recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the NASDAQ Listing Rules. With the exception of any directors appointed by our Board of Directors due to vacancy, our directors are elected by our shareholders at an annual general or special general meeting of our shareholders. The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our amended and restated articles of association, under the Companies Law or in an agreement between us and our shareholders. Other than certain Shareholder’s Undertakings with former shareholders of TyrNovo Ltd. who presently still hold some of our shares, pursuant to which each such shareholders have agreed to vote their ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of our Board of Directors and in favor of persons nominated and recommended to serve as directors by the Board, and have granted us proxies to ensure their compliance with such voting undertakings, currently there is no other agreement between us and any shareholder regarding the nomination or appointment of directors. In accordance with our amended and restated articles of association, under the Companies Law, any one or more shareholders holding, in the aggregate such portions of our outstanding voting power, as set forth in our amended and restated articles of association may nominate one or more persons for election as directors at a general meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations to our registered office. Each such notice must set forth all of the details and information as required to be provided by our amended and restated articles of association. For additional details see the section “Shareholder Proposals” earlier in the Proxy Statement above.

In accordance with our amended and restated articles of association, the directors elected to serve are divided into three classes, with each class comprising one-third of the members of our Board of Directors (the “Board”) (who are not external directors, if any were appointed), (hereinafter the “first class”; the “second class”; and the “third class”). If the number of directors is not equally divisible by three, each of the first class and the second class will be comprised of a different number, the closest and lowest to one-third, while the third class will be comprised of the remaining directors (who are not external directors, if any were appointed). If the number of directors changes, the number of directors in each class will change in accordance with the aforesaid rule. In the annual general meeting of our shareholders that will take place each year, the shareholders shall be entitled to elect directors who shall be elected for a Three-Year Term to replace the class of directors whose term in office has expired as of such annual general meeting of our shareholders, and so on ad infinitum, so that the directors who shall be elected as stated above shall enter office at the end of the annual general meeting of our shareholders at which they were elected, unless a later date for commencement of the term was decided at the time of the appointment, and shall serve for Three-Year Terms (unless their appointment will be terminated in accordance with the provisions of our amended and restated articles of association), and so that each year, the terms in office of one of the classes of directors shall expire at the annual general meeting of our shareholders for such year. A “Three-Year Term” means a term of office of a director until the third annual general meeting of our shareholders which shall be held following the date of their election as director, provided that each director shall continue to serve in office until his or her successor is duly elected and qualified, or until his or her retirement, death, resignation or removal.

Our Board may appoint a director at any time to fill any vacancy until the annual meeting of our shareholders set to take place at the end of the Three-Year Term for the class of directors to which such director is so appointed by the Board, provided that the total number of the members of the Board serving at such time will not exceed the Maximum Number.

The shareholders may at all times, by a Special Majority vote of the shareholders, replace or dismiss a director (in the case of replacement, only if the appointed director is not a corporation). A director to be replaced shall be given a reasonable opportunity to address the shareholders at their meeting. The tenure of a director expires pursuant to the provisions of our amended and restated articles of association and the Companies Law, upon death or if s/he becomes incompetent, unless removed from office as described above.

In addition, under the Companies Law, our Board must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board has determined that we require at least one director with the requisite financial and accounting expertise and that on our current Board, each of Mr. Rock, Ms. Stern-Raff, Mr. Steinberg, Mr. Weber and Mr. Tzror are deemed to have such expertise.

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are “public companies”, including Israeli companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In accordance with our Board of Directors’ resolution, for so long as we do not have a controlling shareholder as defined in Section 1 of the Companies Law, we intend to comply with the NASDAQ Rules in connection with a majority of independent directors on the Board of Directors and in connection with the composition of each of the audit committee and the compensation committee, in lieu of such requirements set forth under the Companies Law. A majority of our Board members are independent as required by the NASDAQ Rules. Furthermore, our audit committee consists of at least three independent directors, and our compensation committee consists of at least two independent directors. Our Board of Directors has determined that Dr. Rowinsky, Ms. Stern-Raff and each of Messrs. Tzror, Weber, Steinberg, and Agmon qualify as an independent director under the corporate governance standards of the NASDAQ Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Should any person or entity become deemed to be a controlling shareholder as defined in Section 1 of the Companies Law, then in accordance with Section 248(a) of the Companies Law, we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such appointment, all of the external directors shall be appointed to each of our audit committee and compensation committee, and at least one external director shall be appointed to each committee of the Board of Directors authorized to exercise any of the powers of the Board of Directors.

We believe that our Board of Directors contains highly qualified and talented directors, including directors with global pharmaceutical and financial experience. Based on Dr. Rowinsky’s service on boards of directors in the biotechnology and pharmaceutical industries, his integral service on the executive teams of biotechnology and pharmaceutical companies, and his extensive experience and background in oncology, we believe that Dr. Rowinsky has the appropriate set of skills to serve as our Chairman of the Board in light of the Company’s business and structure. At present, six of our nine directors, the majority of our Board, are independent under NASDAQ listing rules. Our executive directors facilitate collaboration between the Board and management. We continue to evaluate the size and composition of the Board of Directors to ensure that it maintains dynamic, exceptionally qualified members. Our Board recently determined that the size of our Board shall be temporarily reduced to 7 directors instead of 9, with 6 non-executive directors, five of whom are classified as independent under NASDAQ listing rules.

The Three-Year Term of each of the directors in the first class of directors, Drs. Rowinsky and Ben-Menachem and Mr. Weber will end at the Meeting. Dr. Rowinsky has been nominated by our board of directors for re-appointment as a director in the first-class of directors and to continue to serve as our Chairman of the Board, commencing following the expiration of his current term of office as a director at this Annual Meeting, and to serve until our 2022 annual meeting of shareholders and until his successor has been duly appointed, at which time, his term of office will end as set forth in our amended and restated articles of association. Following the Meeting, Mr. Weber will retire and Dr. Ben-Menachem will leave our Board but continue to serve as our vice president of business development.

Taking into account that each of Dr. Ben-Menachem and Mr. Weber will complete their respective terms as directors at the Meeting, and are not seeking re-appointment as directors, the decision by our board of directors to temporarily reduce the number of directors to 7, and the need to balance the number of directors in each of the three classes of directors, our Board has nominated Mr. Ido Agmon (presently a member of the second-class of directors) for re-appointment as a director in the first-class of directors. Upon approval by the shareholders of this proposal, Mr. Agmon will serve for a three-year term as a member of the first-class of directors, commencing following the expiration of the applicable nominee’s current term of office as a director at this Annual Meeting, and to serve until our 2022 annual meeting of shareholders and until his successor has been duly appointed, at which time, his term of office will end as set forth in our amended and restated articles of association. Should this proposal not be approved at the Meeting, Mr. Agmon will remain as a member of the second-class of directors, to serve until our 2020 annual meeting of shareholders and until his successor has been duly appointed.

Persons Being Considered for Appointment as Directors at this Annual Meeting

Eric Rowinsky, M.D. has been Chairman of the Board of the Company since October 2019. Dr. Eric Rowinsky’s principal expertise is in the development and registration of novel therapeutics to treat cancer. Since November 2015, Dr. Rowinsky has served as the President and Executive Chairman of the Board of Directors and President of Rgenix, Inc. He also serves as the Chief Scientific Officer of Clearpath Development Inc., and as a consulting Chief Medical Officer of Oncotartis, Inc. since 2018 and Everest Medicines, Inc. since 2017. Additionally, he has been an independent consultant since 2016 and works with many other life science companies in providing expertise in developing and registering a wide range of novel cancer therapeutics. Dr. Rowinsky served as Executive Vice President, Chief Medical Officer and Head of Research and Development of Stemline Therapeutics, Inc., a clinical-stage biopharmaceutical company, from November 2011 until October 2015. Prior to joining Stemline, Dr. Rowinsky was co-founder and Chief Executive Officer of Primrose Therapeutics, Inc., a start-up biotechnology company, from June 2010 until its acquisition in September 2011. He also served as a drug development and regulatory strategy consultant to the ImClone-Lilly Oncology Business Unit and several other biopharmaceutical and life sciences companies from 2010 to 2011. From 2005 to 2009, Dr. Rowinsky was Executive Vice President and Chief Medical Officer of ImClone Systems Inc., where he led the FDA approval of Erbitux® for head and neck and colorectal cancers and advanced eight other monoclonal antibodies through clinical development. From 1996 to 2004, Dr. Rowinsky held several positions at the Cancer Therapy and Research Center, including Director of the Institute of Drug Development, or IDD, and the SBC Endowed Chair for Early Drug Development at the IDD. From 1996 to 2006, he was a Clinical Professor of Medicine at the University of Texas Health Science Center at San Antonio. From 1988 to 1996, Dr. Rowinsky was an Associate Professor of Oncology at The Johns Hopkins University School of Medicine. He was a longstanding National Cancer Institute principal and co-principal investigator from 1990 to 2004, and was integrally involved in pivotal clinical and preclinical investigations that led to the development of numerous cancer therapeutics, including paclitaxel, docetaxel, topotecan, irinotecan, erlotinib, gefitinib and temsirolimus among others. Dr. Rowinsky was also an Adjunct Professor of Medicine at New York University School of Medicine (2008-2018). Dr. Rowinsky presently serves on the boards of directors of the public companies Biogen Idec, Inc., Fortress Biosciences, Inc., and Verastem Inc. He formerly served on the boards of directors of the public companies Navidea Biopharmaceuticals Inc. (2010-2018), BIND Therapeutics (2014-2016), and Biophytis S.A. (2018-2019), as well as at a number of privately held companies. Dr. Rowinsky received a B.A. degree from New York University (1977) and an M.D. degree from Vanderbilt University School of Medicine (1981). He completed his residency in internal medicine at the University of California, San Diego (1984) and completed his fellowship in medical oncology at The Johns Hopkins Oncology Center (1987).

Ido Agmon, MBA, has served as a member of the board since June 2016. Since 2012, Mr. Agmon has been acting as an independent consultant and investment manager, providing start-ups, investment funds and technology-based ventures with advice in strategic & financial planning, fund-raising and related business development activities. He serves as a member of the board of directors of an Israeli privately held start-up corporation. From 2014 until the end of 2016, Mr. Agmon was a manager of Aviv New-Tech (formerly Aviv Bio-Invest), a private investment fund which manages a portfolio of public Israeli & global biomed and technology companies, of which he was a co-founder, and where he was responsible for analysis and evaluation of investments in Israeli and global biomed companies. From 2009 until 2011, Mr. Agmon served as the CEO of Meytav Technology Incubator, an Israeli-based accelerator for biotech, pharma & medtech ventures with over 20 portfolio companies. Mr. Agmon has served as a board member at a number of biomed ventures. From 2007 until 2009, he worked as the Director of Business Development in ATI incubator, a technology incubator specializing in biomed and cleantech projects, responsible for deal-flow and project evaluation. Mr. Agmon holds a Bachelor’s Degree in Business Administration & Life Sciences from Tel Aviv University, Tel Aviv, Israel, and an MBA from The Hebrew University, Jerusalem, Israel.

Each of our director nominees has certified to us that he complies with all requirements under the Companies Law for serving as a director at a public company. Dr. Rowinsky and Mr. Agmon have each certified to us that he complies with all requirements under the Companies Law and the NASDAQ Rules for serving as an independent director. Such certifications with respect to compliance with all the requirements for service as a director of a public company under the Companies Law will be available for inspection at the Company Offices. If any of these nominees is unable to serve, the persons named in the proxy or other voting instrument shall vote the ordinary shares for the election of such other nominees as management may propose. The aforesaid nominees, all of whom are currently serving as directors of the Company, have advised the Company that they will serve as directors if appointed at the Meeting.

Director Compensation Matters:

Ido Agmon, Independent Director

Each of our compensation committee, Board of Directors and general meeting of the shareholders of the Company has approved an amendment to the Terms of Office and Employment for each of our non-executive directors, such that effective January 1, 2017 we pay each non-executive director an annual fee of $40,000 for services as a member of our Board of Directors, and an additional $3,500 annual fee for service on each permanent committee of the Board of Directors, and an additional $7,000 annual fee for service on the Board of Directors of a subsidiary; provided, however, that the maximum annual fee for services on our Board of Directors, on Board of Director committees and/or on the Boards of Directors of any subsidiaries shall not exceed $47,000. Such annual fees shall be paid pro-rata for any service during part of a year. So long as the Company operates in accordance with the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, and is not required to pay non-executive directors annual and per meeting fees as set forth under the Compensation Regulations, the Company shall not pay any per meeting fees to its non-executive directors. Each of our compensation committee, Board of Directors and general meeting of the shareholders of the Company has also approved ancillary benefits such that we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum. The Company shall also reimburse the directors for any directs expenses incurred during the performance of their duties (e.g. travel; parking; telephone, meals etc.). The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel, are paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017.

Should Mr. Agmon be appointed as a director in the first-class of directors, then he will continue to receive such aforesaid compensation as a non-executive director.

Dr. Eric Rowinsky, Independent Director and Chairman of the Board

The proposed Terms of Office and Engagement of Dr. Rowinsky as an independent non-executive director and chairman of the board are being presented to the shareholders separately under Proposal 4 below.

In accordance with our Compensation Policy and previous shareholder approvals, each of Dr. Rowinsky (subject to final approval of the shareholder of the matters set out under Proposal 4 below) and Mr. Agmon will continue to be party to waiver and indemnification letters previously granted by the Company in the forms of waiver and indemnification letters previously approved by our shareholders to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under our directors and officers insurance coverage which provides coverage for all of our directors and officers.

If any of the above named nominees is unable to serve, and the persons named in the proxy or other voting instrument shall vote the ordinary shares for the election of such other nominees as management may propose, then upon election of such nominee by our shareholders at the Meeting, the votes in support thereof shall be deemed as to have voted to approve such nominee being granted by us the waiver and indemnification letters in the forms of waiver and indemnification letters previously approved by our shareholders to be entered into by the Company with directors serving from time to time in such capacity, and to be insured under our directors and officers insurance coverage which provides coverage for all of our directors and officers .

Our shareholders will be requested to adopt the following resolution at the Meeting with respect to each of the nominees for appointment as director:

“RESOLVED, to approve the appointment of the applicable nominee for election as a director, to serve as a director of the Company in the first class of directors, commencing with the expiration of the applicable nominee’s current term of office as a director, and to serve until the 2022 annual meeting of shareholders of the Company, and until his successor has been duly appointed, at which time his term of office will end as set forth in the Company’s amended and restated articles of association.”

A separate vote will be cast for each nominee for appointment as a director. In accordance with Section 85 of the Companies Law and Articles 6 and 80 of our amended and restated articles of association, the approval of each of the nominees for appointment as a director in the first class of directors under Proposal 3 above must receive the affirmative vote of the holders of a majority of our ordinary shares participating and voting at the Meeting as Valid Meeting Participants.

Our Board of Directors recommends that our shareholders approve the appointment of each of Dr. Rowinsky and Mr. Agmon as directors of the Company in the first class of directors, commencing following the expiration of the applicable nominee’s current term of office as a director, and to serve until our 2022 annual meeting of shareholders and until his successor has been duly appointed, at which time, his term of office will end as set forth in our amended and restated articles of association.

Proposal 4:

To approve the terms of office and employment of Dr. Eric RowinSky, CHAIRMAN OF THE bOARD OF DIRECTORS the company

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with our Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority. If the compensation is inconsistent with our Compensation Policy, then, provided that those provisions that must be included in the Compensation Policy according to the Companies Law have been considered by the Compensation Committee and Board of Directors, a special Disinterested Majority will also be required for shareholder approval. Such “Disinterested Majority” shall be comprised of at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, being voted in favor of the proposed exceptional compensation package, excluding abstentions; or the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the proposed exceptional compensation package does not exceed 2% of the aggregate voting rights in the company,

According to the Company’s Compensation Policy, the Company’s non-executive directors who have been declared by the Board of Directors as “independent” under applicable exchange listing rules, may be compensated by means of a periodic payment and/or by means of payment for participation in Board (or committee) meetings, and may also receive ancillary benefits, all as approved by appropriate corporate bodies under applicable law. The cash periodic and/or per meeting compensation for any one non-executive directors shall be capped at $100,000 per annum. In order to maintain their independent status, non-executive directors are not allowed to participate in performance-related cash payment based incentive plans, nor in any pension schemes.

Such directors may also be entitled to receive equity-based compensation in accordance with any applicable law. Under the Compensation Policy, the equity-based compensation for any single Office Holder, at the date of the granting thereof, shall not exceed in one calendar year, the higher of, (i) 5% of our share capital (on a fully diluted basis) calculated at the date of the grant, or, (ii) USD 2.5 million. The value of equity-based compensation will be calculated based on the Black and Scholes Model, or any other reasonable, best practice or commonly accepted applicable equity based compensation valuation models taking into account the circumstances of the specific grants. The valuation methodology for purposes of calculating the value of the grants and compliance with the caps set forth above need not be the same valuation methodology which will ultimately be used for accounting for the grants in our audited financial statements. The maximum cumulative possible extent of dilution in respect of the entirety of the granting of equity-based compensation for our employees and Office Holders (including any non-executive directors) shall not exceed in one calendar year 15% (on a fully diluted basis) calculated at the date of the grant. The Compensation Policy directs that vesting periods for equity based compensation grants to Office Holders shall be established by our Compensation Committee and Board of Directors, which shall be no less than 3 years vesting for the full grant with a minimum vesting period of at least one year for the first tranche of the grant, and subsequently shall be no more frequent than monthly vesting; provided, however, that such vesting may start as of the commencement of the engagement of the Office Holder with the Company; and/or may include portions of the grant which are immediately vested upon date of the grant, subject to the proviso that the aggregate fully vested equity based compensation grants for an Office Holder as of the time of a new grant, including the vested portions of older grants awarded to such Office Holder and the vested portions of a new grant at the time of grant, shall not exceed the caps set forth above. The exercise prices for equity based compensation in the form of options shall be determined by the Compensation Committee and the Board of Directors, taking into account the value of the Company’s traded securities leading up to and at the time of the grant, as well as the value of such equity based compensation based on any reasonable, best practice or commonly accepted equity based compensation valuation model. The Compensation Committee and the Board of Directors may make provisions for the cashless exercise of equity-based compensation grants. The equity-based compensation grants may contain a mandatory exercise provision for vested grants which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying securities. The Board of Directors of the Company does not have discretion to limit the value of the equity-based compensation at the time of exercise.

The ceilings on the periodic and/or per meeting compensation, as well as for the equity-based compensation, for any Active Chairman of the Board (i.e. not an independent director) holding no other executive role at the Company shall be three (3) times the ceilings set forth above.

Each of our compensation committee, Board of Directors and general meeting of the shareholders of the Company previously approved an amendment to the Terms of Office and Employment for each of our non-chairman non-executive directors, such that effective January 1, 2017 we pay each non-executive director an annual fee of $40,000 for services as a member of our Board of Directors, and an additional $3,500 annual fee for service on each permanent committee of the Board of Directors, and an additional $7,000 annual fee for service on the Board of Directors of a subsidiary; provided, however, that the maximum annual fee for services on our Board of Directors, on Board of Director committees and/or on the Boards of Directors of any subsidiaries shall not exceed $47,000. Such annual fees shall be paid pro-rata for any service during part of a year. So long as the Company operates in accordance with the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, and is not required to pay non-executive directors annual and per meeting fees as set forth under the Compensation Regulations, the Company shall not pay any per meeting fees to its non-executive directors. Each of our compensation committee, Board of Directors and general meeting of the shareholders of the Company has also approved ancillary benefits such that we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum. The Company shall also reimburse the directors for any directs expenses incurred during the performance of their duties (e.g. travel; parking; telephone, meals etc.). The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel, are paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. In addition, in accordance with our Compensation Policy and previous shareholder approvals, we may grant our non-executive directors waiver and indemnification letters previously approved by our shareholders to be entered into by the Company with directors serving from time to time in such capacity, and may insure them under our directors’ and officers’ insurance coverage which provides coverage for all of our directors and officers.

In conjunction with Dr. Rowinsky’s initial appointment to the Board of Directors, it was determined by our Board of Directors, following the prior determination of the Compensation Committee, that the amounts of cash compensation to be paid initially to Dr. Rowinsky will be the same as that which is paid to our other independent and non-executive directors, and to issue to Dr. Rowinsky of our standard letters of waiver of liability and indemnification. Our Board of Directors, following the prior determination of the Compensation Committee, determined that the cash compensation as well as the provision of such letters of waiver from liability and for indemnification to the Appointed Directors is an engagement which, pursuant to the leniencies set forth in Regulation 1B4 of the Companies Regulations (Relief Regulations Regarding Transactions with Interested Parties, 5760-2000 (hereinafter: the “Relief Regulations”), can be entered into by us immediately, as of the date of Dr. Rowinsky’s appointment as director, with the approval by our shareholders being deferred to the next general meeting of our shareholders following such approval. The cash payments we made and letters which we issued to Dr. Rowinsky are consistent with our Compensation Policy which was approved by our shareholders in accordance with the Companies Law, and are no more beneficial to Dr. Rowinsky as such cash compensation paid and such letters previously issued to our other directors.

It was also determined by our Board of Directors, following the prior determination of the Compensation Committee, to approve the inclusion of Dr. Rowinsky under the coverage of our directors’ and officers’ insurance policy. Our Board of Directors, following the prior determination of the Compensation Committee determined that, pursuant to the leniencies set forth in Regulation 1B1 of the Relief Regulations, the provision of such insurance coverage to Dr. Rowinsky is an engagement which does not require the approval of our shareholders, as the coverage under our directors and officers insurance policy is being granted on market terms, and with no material adverse effect on our profits, assets or obligations, and is consistent with our Compensation Policy which was approved by our shareholders in accordance with the Companies Law, and is the same as the coverage provided to all of our other directors.

 Proposed Chairman of the Board of Directors Compensation Package for Dr. Eric Rowinsky

We are proposing that should Dr. Rowinsky be re-elected as a director under Proposal 3 above, then he will receive compensation as a non-executive director and as Chairman of the Board commencing as of the date of his initial appointment to the Board of Directors, as set forth below under this Proposal 4.

With respect to the compensation for Dr. Rowinsky an independent director also serving as the Chairman of the Board of Directors, our Compensation Committee and Board of Directors took into account the Company’s compensation philosophies and the provisions of our Compensation Policy approved by each of the Compensation Committee, Board of Directors, and our shareholders, as well as internal fairness and market trends. We note that Dr. Rowinsky is not present when decisions are taken regarding his compensation package.

Based on Dr. Rowinsky’s service on boards of directors in the biotechnology and pharmaceutical industries, his integral service on the executive teams of biotechnology and pharmaceutical companies, and his extensive experience and background in oncology, we believe that Dr. Rowinsky has the appropriate set of skills to serve as the Chairman of the Board in light of the Company’s business and structure. Each of our Compensation Committee and Board of Directors have approved the proposed terms of office and engagement for Dr. Rowinsky, subject to the subsequent approval of our shareholders, such that effective as of the date of his initial appointment to the Board in October 2019, we will pay Dr. Rowinsky an annual fee of $60,000 for services as a member of our Board of Directors, as Chairman of the Board, for service on any committee of the Board of Directors, and for service on the Board of Directors of a subsidiary. Such annual fee shall be paid pro-rata for any service during part of a year. The Company shall also pay Dr. Rowinsky ancillary benefits such that we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum. The Company shall also reimburse Dr. Rowinsky for any directs expenses incurred during the performance of his duties (e.g. travel; parking; telephone, meals etc.).

In addition, each of our Compensation Committee and Board of Directors has approved the terms of office and engagement of Dr. Rowinsky which will include a grant of 400,000 options to be granted to Dr. Rowinsky under our 2016 Equity-Based Incentive Plan. The options have an option exercise price which was calculated based on a 10% percent premium over the closing price of our ADSs on the NASDAQ on the day of the decision by our Board of Directors to approve the equity-based compensation awards, such that the exercise price of each option equals to USD 0.814 per one ordinary share. The options to be granted to Dr. Rowinsky, shall be vested quarterly over a period of 3 years from the grant date, with a minimum vesting period of at least one year for the first tranche of the grant, and are exercisable for 7 years from such date. The options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law. Our Compensation Committee and Board of Directors each approved change of control acceleration for the grant of options to Dr. Rowinsky. The estimated Fair Market Value of these options, calculated using the Black and Scholes Model, as of the date of the approval of the grant by our Board of Directors is approximately $240,000.

For the purpose hereof, and in order to comply with the requirements set forth in the Israeli Companies Law for the approval of the terms of office and employment proposed for Dr. Rowinsky as detailed above, the Compensation Committee and Board of Directors reviewed the proposed terms of office and employment for Dr. Rowinsky, and approved the matter after considering, inter alia, the Company’s objectives, business plan and its policy with a long-term view; our business risks management; our size and the nature of our operations; Dr. Rowinsky’s expected contribution to achieving our corporate objectives with a long-term view and in accordance with Dr. Rowinsky’s role at the Company and, Dr. Rowinsky’s education, qualifications, expertise, seniority, professional experience and achievements.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

(a)	“RESOLVED, to approve the Letter of Exemption granted by the Company to Dr. Eric Rowinsky which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.5 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.”

(b)	“RESOLVED, to approve the Letter of Indemnity granted by the Company to Dr. Eric Rowinsky, which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.6 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.”

(c)	“RESOLVED, to approve the cash and equity-based compensation of Dr. Eric Rowinsky, Chairman of the Board of Directors, as set forth under Proposal 4 in the Proxy Statement.”

Each of our Compensation Committee and Board of Directors determined that Proposal 4 complies with our Compensation Policy. Thus, in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt Proposal 4 it must receive the affirmative vote of the holders of a majority of our ordinary shares participating and voting at the Meeting as Valid Meeting Participants.

If Dr. Rowinsky’s appointment as a director under Proposal 3 is not approved at the Meeting, then the matter under Proposal 4.C shall be removed from the agenda of the Meeting.

Our Board of Directors, with the exception of Dr. Eric Rowinsky, who expresses no recommendation as to the vote on Proposal 4 with respect to his own terms of office and compensation, recommends a vote “FOR” the approval of the terms of office and compensation of Dr. Eric Rowinsky, the Chairman of the Board of Directors, as set forth under Proposal 4 above.

* * * * *

We are not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy or voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment

Review of documents

Our shareholders may review, by request, documents relevant to the agenda matters of the Meeting, at the Company Offices, Sunday through Thursday during regular working hours, by coordinating in advance with Mr. Gil Efron, by email at ir@kitovpharma.com or Telephone: +972-3-9333121, until the day of the Meeting. Furthermore, the Proxy Statement, Voting Slip, and Notice of Annual General Meeting of Shareholders can also be viewed on the Commission’s website at www.sec.gov, the Distribution Site and on the TASE Website, as well on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT, OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT WHICH IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 19, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 19, 2019, AND THE MAILING OF THIS DOCUMENT TO ADS HOLDERS OR SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors,

/s/ Gil Efron
Gil Efron
On behalf of Kitov Pharma Ltd.

November 19, 2019

Voting Slip – Part Two

Company name: Kitov Pharma Limited, public company no. 520031238

Company address (for submission and delivery of Voting Slips):  One Azrieli Center, Round Tower, 19th Floor, Tel Aviv 6701101, Israel

Meeting date: Monday, December 23, 2019, at 4:30 p.m. (Israel Time).

Date of adjourned meeting: Monday, December 30, 2019, at 4:30 p.m. (Israel Time).

Meeting type: Annual General Meeting (the “Meeting”).

Shareholder Details:

Shareholder Name: ___________________

Israeli ID no.: ______________________

For shareholders who are not in possession of an Israeli ID card:

Passport no.: ______________________

Country of Issue: ______________________

Valid Until: _______________________

For shareholders that are corporations:

Corporation number : _____________________

Country of Incorporation: ___________________

Is the Shareholder any of the following[1]:

A “Principal Shareholder”[2]:	Yes / No
A “Senior Officer of the Company”[3]:	Yes / No
An “Institutional Investor”[4]:	Yes / No

[1]	Please circle the relevant possibility in each of the sections.

[2]	As defined in Section 1 of the Securities Law, 5728-1968 (hereinafter: the “Securities Law”)

[3]	As defined in Section 37(d) of the Securities Law

[4]	As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds)(Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999

Manner of Voting:

Matter	Manner of voting
	For	Against	Abstain

Proposal 3

To approve the appointment of the applicable nominee for election as a director, to serve as a director of the Company in the first class of directors, commencing with the expiration of the applicable nominee’s current term of office as a director, and to serve until the 2022 annual meeting of shareholders of the Company, and until his successor has been duly appointed, at which time his term of office will end as set forth in the Company’s amended and restated articles of association.

Proposal 3.A. Dr. Eric Rowinsky
Proposal 3.B. Mr. Ido Agmon
Proposal 4 To approve the terms of office and employment of Dr. Eric Rowinsky, the Chairman of the Board of Directors, as set forth under Proposal 4 in the Proxy Statement.

Proposal 4.A.

To approve the Letter of Exemption granted by the Company to Dr. Eric Rowinsky which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.5 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.

Proposal 4.B.

To approve the Letter of Indemnity granted by the Company to Dr. Eric Rowinsky, which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.6 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.

Proposal 4.C. To approve the cash and equity-based compensation of Dr. Eric Rowinsky, Chairman of the Board of Directors, as set forth under Proposal 4 in the Proxy Statement.

Mark X or V clearly in the appropriate column, in accordance with your voting decision.

Date	Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, 5799 - 1999), this Voting Slip is only valid when accompanied by an certification of ownership. For shareholders registered in the Company’s shareholder registry – this Voting Slip will only be valid when accompanied by a photocopy of an ID / passport / certificate of incorporation.